SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 22/19

Copel Energia Purchases 127.9 MW in Incentive Energy

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general that Copel Comercialização S.A. (Copel Energia) held, on this date, the Solar and Wind Incentive Energy Purchase Auction (Public Call Notice 06/2019) and purchased 127.9 average MW for a period of 15 years, with supply to begin in January 2023. The winning projects had a total of
444.3 MW in installed capacity.

With this purchase, the Company expands its product portfolio available to customers and boosts the amount of energy generated from renewable sources.

The Company also informs that 46 MW of the average energy purchased has already been sold in agreements lasting 10 and 15 years.

Cutia Wind Farm Project is 100% operational

Additionally, the Company also informs that, on this date, the last three generating units of the Usina de Energia Eólica Maria Helena S.A. (UG04, UG06 and UG07) were released for operation, adding 6.3 MW of installed capacity to the Cutia Wind Farm Complex, totaling 180.6 MW in operation, pursuant to Aneel Decision 2.593/2019. As a result, the Cutia Wind Farm Complex has 100% of its generating units in commercial operation and, together with the Bento Miguel Wind Farm Complex, make up 13 wind farms with an installed capacity of 312.9 MW.

Curitiba, September 20, 2019.

Ana Letícia Feller

Director of Business Management as Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date September 20, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.